COMPANY ANNOUNCEMENT
(ASX:PBT)

Notice Under Section 708A(5) of the Corporations Act

Tuesday 27th May 2008:

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Ordinary Shares
Class/Description:	Ordinary Fully Paid Shares
ASX Code:	PBT
Date of Issue:	27th May 08
Number Issued:	18,125,000
Issue Price per Security	AUD$ 0.40

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares.

As at the date of this notice, the Company has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b)	section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,

Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited